November 2015 Pricing Sheet dated November 30, 2015 relating to Preliminary Terms No. 669 dated November 13, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Auto-Callable PLUS Based on the Value of the Financial Select Sector SPDR® Fund due December 5, 2017

Principal at Risk Securities

PRICING TERMS – NOVEMBER 30, 2015
Issuer:	Morgan Stanley
Maturity date:	December 5, 2017
Underlying shares:	Shares of the Financial Select Sector SPDR® Fund (the “Fund”)
Aggregate principal amount:	$5,156,900
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	November 30, 2015
Original issue date:	December 3, 2015 (3 business days after the pricing date)
Early redemption:

If, on the call observation date, the share closing price of the underlying shares is greater than or equal to the call threshold level, the securities will be automatically redeemed for the early redemption payment on the third business day following such call observation date. No further payments will be made on the securities once they have been redeemed.

If the securities are redeemed prior to maturity, you will receive only the fixed early redemption payment, regardless of the actual appreciation of the underlying shares, and you will not benefit from the leverage feature that applies to the payment at maturity if the final share price is greater than the initial share price. Moreover, the early redemption payment will be significantly less than the payment at maturity you would receive for the same level of appreciation of the underlying shares had the securities not been automatically redeemed and instead remained outstanding until maturity.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

If the final share price is greater than or equal to the initial share price: $10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final share price is less than the initial share price: $10 × share performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and could be zero.

CUSIP / ISIN:	61765U225 / US61765U2252
Terms continued on the following page
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.61 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$5,156,900	$128,922.50	$5,027,977.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®”, “Select Sector SPDR” and “Select Sector SPDRs” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”). The securities are not sponsored, endorsed, sold, or promoted by S&P, MGH or the Select Sector SPDR Trust (the “Trust”). S&P, MGH and the Trust make no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P, MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Preliminary Terms No. 669 dated November 13, 2015

Product Supplement for PLUS dated November 19, 2014	Index Supplement dated November 19, 2014

Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Auto-Callable PLUS Based on the Value of the Financial Select Sector SPDR® Fund due December 5, 2017

Principal at Risk Securities

Terms continued from previous page:
Call threshold level:	$27.016, which is equal to 110% of the initial share price
Early redemption payment:	$11.00 per security (110% of the stated principal amount)
Call observation date:	May 31, 2016, subject to postponement for non-trading days and certain market disruption events
Valuation date:	November 30, 2017, subject to postponement for non-trading days and certain market disruption events
Leveraged upside payment:	$10 × leverage factor × share percent increase
Leverage factor:	150%. The leverage factor will be applicable only if the securities are not redeemed prior to maturity and the final share price is greater than the initial share price.
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Maximum payment at maturity:	$12.80 per security (128.00% of the stated principal amount)
Initial share price:	$24.56, which is the closing price of one underlying share on the pricing date
Final share price:	The share closing price on the valuation date
Share closing price:	On any trading day, the closing price of one underlying share times the adjustment factor on such day